                                                                      EXHIBIT 99

                                    JPE, INC.
                 (D/B/A ASCET INC AND ASC EXTERIOR TECHNOLOGIES)
                         30400 TELEGRAPH ROAD, SUITE 401
                          BINGHAM FARMS, MICHIGAN 48025

                         ------------------------------

                        NOTICE OF WARRANT EXERCISE PRICE
                                       AND
                        REGULATION D DISCLOSURE STATEMENT

                         ------------------------------

                               DATED JULY 6, 2001

                        --------------------------------


         JPE, Inc. (d/b/a ASCET INC and ASC Exterior Technologies), a Michigan corporation ("JPE"), furnishes this Notice of Warrant Exercise Price and Regulation D Disclosure Statement (this "Notice") to all holders (the "Warrant Holders") of the warrants (the "Warrants") that were issued pursuant to Sections 3 and 4 of the Investment Agreement (the "Investment Agreement") dated April 28, 1999, as executed on May 27, 1999, among JPE, ASC Holdings LLC, a Michigan limited liability company, and Kojaian Holdings LLC, a Michigan limited liability company. This Notice notifies you of the Warrant Exercise Price (defined below) and provides you with certain information regarding the Warrants and the underlying securities. All capitalized terms that are not defined in this Notice have the meanings ascribed to them in the Investment Agreement.

         Each Warrant entitles the holder to purchase one share of JPE's preferred stock (each a "Preferred Share") for $8.16 (the "Warrant Exercise Price"). Each Preferred Share has the same rights, preferences, privileges and restrictions as fifty shares of JPE's common stock (each a "Common Share"). On June 25, 2001, JPE's Common Shares traded at $0.04. At the June 25th market price, a Warrant Holder could buy fifty Common Shares (which is the equivalent of one Preferred Share) for $2.00, or one Preferred Share for $8.16. It would cost $6.16 more for the Warrant Holder to buy the one Preferred Share by exercising a warrant than it would cost the Warrant Holder to buy fifty Common Shares on the open market. Consequently, JPE believes that no more than 35 Warrant Holders, if any, will exercise their Warrants. This transaction is therefore exempt from registration with the Securities and Exchange Commission (the "Commission") pursuant to Section 230.506 of the Securities Act of 1933.

         A copy of JPE's Form 10-Q for the quarter ended March 31, 2001 accompanies this Notice. Copies of JPE's 2000 Annual Report (the "Annual Report") and Notice of Consent in lieu of Annual Meeting of Shareholders, which was accompanied by an Information Statement (together, the "Information Statement"), were mailed on or about June 15, 2001 to all JPE shareholders of record as of June 13, 2001. If you were not a JPE shareholder of record on June 13, 2001, a copy of the Annual Report and of the Information Statement will be mailed to you under separate cover simultaneously with the mailing of this Notice. The Annual Report and the

Information Statement are incorporated in this Notice by reference. IF YOU DID NOT RECEIVE THE FORM 10-Q, THE ANNUAL REPORT OR THE INFORMATION STATEMENT, IF YOU NEED ADDITIONAL COPIES OF ANY OF THE FOREGOING DOCUMENTS AT NO CHARGE, OR IF YOU WISH TO ASK QUESTIONS OR OBTAIN ADDITIONAL INFORMATION FROM JPE, CONTACT ROBERT A. NAGLICK, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, 30400 TELEGRAPH ROAD, SUITE 401, BINGHAM FARMS, MICHIGAN 48025, (248) 203-0440.

THE WARRANTS

         Pursuant to Sections 3 and 4 of the Investment Agreement, JPE issued
(1) to the holders of its Common Shares of record on June 11, 1999, Warrants to purchase an aggregate of 345,163.50 Preferred Shares, and (2) to the Bank Group (defined in the Investment Agreement), Warrants to purchase an aggregate of 77,737.937 Preferred Shares (the "Bank Warrants"). Each Warrant entitles the holder to purchase one Preferred Share.

THE PREFERRED SHARES

         JPE's Articles of Incorporation authorize 3,000,000 Preferred Shares, 1,993,694 of which are outstanding. Except for the Warrants, no warrant, option or other right to purchase or receive any Preferred Shares is outstanding.

         Each Preferred Share possesses the same rights, preferences, privileges and restrictions as fifty Common Shares. Each Preferred Share is entitled to fifty votes on each matter submitted to a vote of the shareholders. The holders of the Common Shares and Preferred Shares vote together and not as separate classes.

         Except as required by the Michigan Business Corporation Act, the Preferred Shares have no preferential rights. Holders of Preferred Shares participate ratably in JPE's net assets upon liquidation and in dividends and distributions that may be declared by JPE's Board of Directors from funds legally available for that purpose. The Preferred Shares have no conversion rights, are not redeemable and are not entitled to any preemptive or subscription rights.

         THE PREFERRED SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, AND THEY MAY NOT BE CONVEYED, SOLD, OR TRANSFERRED IN ANY MANNER WHATSOEVER IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT. UNLESS SUCH EXEMPTION IS APPLICABLE, ANY ATTEMPT TO SELL OR TRANSFER THE PREFEREED SHARES WILL BE NULL AND VOID AB INITIO.

EXERCISE PRICE

         The aggregate exercise price for all 422,601.437 Warrants is $3,450,000 (the "Aggregate Warrants Exercise Price"), and THE EXERCISE PRICE FOR EACH INDIVIDUAL WARRANT, I.E., THE WARRANT EXERCISE PRICE, IS $8.16. The Investment Agreement established an initial Aggregate

Warrants Exercise Price of $3,450,000 and an initial Warrant Exercise Price of $9.99, subject to the following possible adjustments:

         - EBITDA Adjustment. Section 3.1(a)(ii)(A) of the Investment Agreement provides that the Aggregate Warrants Exercise Price should be reduced by $1.00 for each $2.00 increment by which the Final Actual EBITDA for the two year period ending May 27, 2001 was in excess of $34,300,000 (the "Target EBITDA"). (The Investment Agreement provides for an adjustment to the Target EBITDA in certain circumstances, none of which have occurred.) The Final Actual EBITDA, as determined by JPE's certified public accountants, Ernst & Young LLP, in accordance with
                  Section 3.3 of the Investment Agreement, is $5,639,000, $28,661,000 less than the Target EBITDA. Therefore, the Aggregate Warrants Exercise Price should not be adjusted.

         - Environmental Remediation Adjustment. Section 3.1(a)(ii)(B) of the Investment Agreement provides that the Aggregate Warrants Exercise Price should be increased by $0.75 for each $1.00 of direct and indirect costs, expenses and fees in excess of $250,000 that the JPE Companies spent on remediation of environmental conditions from May 27, 1999 until the date on which this Notice is delivered. The JPE Companies spent less than $250,000 on such remediation, so the Aggregate Warrants Exercise Price should not be adjusted.

         - Bank Warrant Adjustment. Section 3.1(a)(ii)(C) of the Investment Agreement provides for the adjustment of the Warrant Exercise Price, but not the Aggregate Warrants Exercise Price, based on the number of Warrants that JPE ultimately issued to the Bank Group. The Warrant Exercise Price of $8.16 takes into account the issuance of 77,737,937 Bank Warrants and reflects this adjustment.

WARRANT EXERCISE PERIOD

         You may exercise your Warrants during the ninety-day period beginning on the date of this Notice and ending at 5:00 PM EST on October 4, 2001, after which time you will not be able to exercise any of your Warrants. To exercise your Warrants, complete the Form of Election To Purchase that is printed on the backside of your Warrant and tender, by certified or cashier's check or money order payable to JPE, the amount equal to the Warrant Exercise Price multiplied by the number of Warrants you are exercising.

MARKET PRICE

         Through August 5, 1998, JPE's Common Shares traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "JPEI". Since that date, JPE's common stock has been traded on the OTC Bulletin Board.

         The following table indicates historical high and low sale prices for the Common Shares as reported on the OTC Bulletin Board. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

QUARTER                          1999                             2000                             2001
                        HIGH              LOW             HIGH             LOW             HIGH             LOW
                        ----              ---             ----             ---             ----             ---
First                   $0.81            $0.26           $0.78            $0.06            $0.09           $0.03
Second                   1.07             0.30            0.53             0.13
Third                    0.84             0.06            0.84             0.13
Fourth                   0.28             0.03            0.17             0.03


         The market price for the Common Shares on June 25, 2001, based on over-the-counter market quotations inter-dealer prices, without retail mark-up, mark-down or commissions, was $0.04 per share.

         Each Warrant entitles the holder to purchase one Preferred Share, and each Preferred Share has the same rights, preferences, privileges and restrictions as fifty shares of JPE's common stock. On June 25, 2001, JPE's Common Shares traded at $0.04. At the June 25th market price, a Warrant Holder could buy fifty Common Shares (which is the equivalent of one Preferred Share) for $2.00, or one Preferred Share for $8.16. It would cost $6.16 more for the Warrant Holder to buy the one Preferred Share by exercising a warrant than it would cost the Warrant Holder to buy fifty Common Shares on the open market.

USE OF PROCEEDS

         If a Warrant Holder elects to exercise some or all of its Warrants, JPE will use the net proceeds of such transaction for general working capital purposes.


                                      * * *